Mail Stop 3561

David C. Lee, Esq.
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza
Irvine, CA 92614-8557

      Re: **Diedrich Coffee, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed October 10, 2006
              File No. 0-21203

Dear Mr. Lee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1 Approval of the Transaction, page 9

General, page 9

1. We note your disclosure on page 9, "Descriptions of such representations and warranties are included in this proxy statement for purposes of describing the terms of the Asset Purchase Agreement and are not meant to be relied upon by stockholders in connection with their investment decisions." Please revise to remove any potential implication that the referenced Asset Purchase Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Background of the Transaction, page 18

2. We note your references in the first paragraph to the board's evaluation of "[s]trategic alternatives in order to improve [y]our financial performance and facilitate future growth" and management's "[e]xtensive study and analysis of the strategic alternatives available to the company." In the third paragraph, you also indicate that Mr. Coffey "[r]eviewed with the board of directors an analysis of different strategic alternatives for Diedrich Coffee…." Further, you state, "After careful consideration and discussion of each of the various strategic alternatives presented by management…." Please expand your disclosure to describe the strategic alternatives that the board considered, including the risks associated with those alternatives, and explain why the board decided to approve the asset sale over the alternative options.

3. We note your disclosure that you entered into confidentiality and non-disclosure agreements with Starbucks and four other interested parties. We also note that you received non-binding letters of intent from Starbucks and other interested parties during several rounds of negotiations. Please expand your disclosure to quantify the consideration offered by Starbucks and the other interested parties for each round of negotiations.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David C. Lee, Esq.
Gibson, Dunn & Crutcher LLP
October 18, 2006
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director